November 12, 2019

Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, NC 28255

       Re: Bank of America Corporation
           BofA Finance LLC
           Registration Statement on Form S-3
           Filed November 1, 2019
           File No. 333-234425

Dear Mr. Jeffries:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance